Exhibit 99.3

Notice of Annual Meeting of Shareholders of Hydrogenics Corporation

Date: May 8, 2013 Time: 10:00 a.m. (Eastern Time) Place: Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario, Canada
Business of the Annual Meeting of the Common Shareholders

The business of the meeting will be to:

1. receive the consolidated financial statements of the Company for the year ended December 31, 2012, together with the report of the auditors on those statements;

2. reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration;

3. elect directors for the ensuing year; and

4. to transact such other business as may properly be brought before the meeting.

At the meeting, you will have an opportunity to hear about our 2012 performance and plans for the Company going forward. The accompanying management proxy circular provides additional information relating to the business to be considered at the meeting and forms part of this notice.

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you are a holder of our common shares as of 5:00 p.m. (Toronto time) on April 1, 2013.

If you cannot attend the meeting in person, you may vote by proxy.  Instructions on how to complete and return the proxy are provided with the proxy form and are described in the accompanying management proxy circular. To be valid, proxies must be received by CIBC Mellon Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to (416) 368-2502 or 1 (866) 781-3111 (toll free), no later than 5:00 p.m. (Toronto time) on May 6, 2013 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before such adjourned or postponed meeting.

By the order of the Board of Directors,

Robert Motz
Chief Financial Officer and Corporate Secretary
Toronto, April 1, 2013